Joseph C. Theis, Jr. 617.570.1928 jtheis@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

December 23, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E. Washington, D.C. 20549
Attention: John L. Krug

  Re:
  Tranzyme, Inc.
  Registration Statement on Form S-1
  Filed on November 19, 2010
  File No. 333-170749

Dear Mr. Krug:

        This letter is submitted on behalf of Tranzyme, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-1 filed on November 19, 2010 (the "Registration Statement"), as set forth in your letter dated December 15, 2010 addressed to Vipin K. Garg, Ph.D., President and Chief Executive Officer of the Company (the "Comment Letter"). The Company is concurrently filing pre-effective Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which includes changes that reflect responses to the Staff's comments.

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

        The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).

General

1.
Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

  RESPONSE: The Company respectfully advises the Staff that it does not currently intend to provide any graphic, visual, or photographic information in the printed prospectus. If the Company decides to use such information in the printed prospectus, it will supplementally deliver to the Staff a copy of any such information.

2.
Please update the discussion in your prospectus to the most recent date practicable.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure throughout Amendment No. 1 in response to the Staff's comment.

3.
Please note that our comments on your request for confidential treatment will be provided under separate cover. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

  RESPONSE: The Company confirms to the Staff its understanding that all comments must be resolved and its confidential treatment application must be complete before the Staff may accelerate the effective date of the Registration Statement.

4.
Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

  RESPONSE: The Company confirms to the Staff its understanding that it must file a pre-effective amendment containing pricing-related information prior to circulating the prospectus.

5.
Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

  RESPONSE: The Company confirms to the Staff its understanding that the price range included in a pre-effective amendment be bona fide within the parameters described in the Staff's Comment.

Summary

Tranzyme, Inc., page 1

6.
Please provide the basis for your statements concerning the number of people in the United States:

•
who are suffering from GI motility disorders;

•
who undergo bowel resection surgeries; and

•
who are experiencing symptomatic manifestations of gastroparesis.

  RESPONSE: In response to the Staff's comment, the Company refers the Staff to the materials the Company is supplementally delivering to the Staff.

7.
Please expand the discussion to clarify what portion of the respective markets is attributed to each of the specific type of products you intend to provide. For example, to what portion of the 40% of US residents with GI motility disorders is your product candidate directed. If you do not intend to serve the global market, the discussion of your anticipated markets should be revised accordingly.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in the Prospectus Summary in response to the Staff's comment to specify the markets that the Company's product candidates are intended to treat. For support of the market data, the Company refers the Staff to the materials the Company is supplementally delivering to the Staff.

8.
We note your statement that "there is currently a void of treatment options for patients suffering from these conditions." Please revise the discussion to clarify whether there are no options or only a limited number of options currently available. In this regard, we note the discussion pertaining to competition in your risk factor section and the section entitled "Limitations of Current and Historical Promotility Treatments." If treatment options are available, please expand the discussion to briefly describe the available alternatives.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in the Prospectus Summary in response to the Staff's comment to clarify that there are a limited number of treatment options currently available. Additionally, the Company directs the Staff to the second paragraph on page 1 of Amendment No. 1 for a brief description of the treatment alternatives as well as pages 64-65 of Amendment No. 1 for a lengthier description of the treatment alternatives.

9.
Please state whether and when you submitted applications to the FDA for your proposed products and whether you have received regulatory approval for your products in any jurisdiction.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 3, 67 and 71 of Amendment No. 1 in response to the Staff's comment.

Ulimorelin (Intravenous Ghrelin Agonist) page 1

10.
Please expand the discussion concerning the annual number of bowel resection surgeries in the United States to also indicate the number of such patients who experienced POI or similar disorders for which your drug candidates are intended to address. In addition, please clarify whether ulimorelin is intended to be administered to all patients as a type of preventative or only to patients after they exhibit symptoms.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in the Prospectus Summary in response to the Staff's comment. Ulimorelin is intended to be administered to all patients following surgery, not only to patients that exhibit symptoms. For support of the incidence of POI, the Company refers the Staff to the materials the Company is supplementally delivering to the Staff.

TZP-102 (Oral Ghrelin Agonist) page 1

11.
We note the statement that "up to 4% of the population in the United States experiences symptomatic manifestations of gastroparesis." However, the FDA granted you fast track status for the treatment of gastroparesis in diabetic patients. Please revise the discussion define the term "fast track status" and to indicate the number of diabetic patients with gastroparesis.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in the Prospectus Summary in response to the Staff's comment. For support of the incidence of gastroparesis in patients suffering from diabetes, the Company refers the Staff to the materials the Company is supplementally delivering to the Staff.

Risks Associated with our Business, page 3

12.
Please expand the list of bullet points to include your dependence on third parties.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in the Prospectus Summary in response to the Staff's comment.

"Our near-term success is largely dependent on the success of our clinical stage…," page 8

13.
Please include a separate stand-alone risk factor discussion describing the 5th bullet point in more detail.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on pages 10-11 to include an additional risk factor in response to the Staff's comment.

"We rely and will continue to rely on outsourcing arrangements…," page 12

14.
Based on the disclosure in this risk factor and in the "Manufacturing" section on page 78, it appears that the company has entered into manufacturing and supply agreements with third party manufacturers for required raw materials, drug substance and finished product for its preclinical research and clinical trials. Please disclose the name of the respective manufacturers and/or suppliers in this risk factor. Similarly, please identify the raw material that is the subject of the risk factor, whether the company has any agreements in place for the raw material, and, if known, the name of the manufacturer and/or supplier. If you have entered into manufacturing or supply agreements, please file them as exhibits and describe them in an appropriate location in your document. Alternatively, please provide us with an analysis that supports your conclusion that the agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

  RESPONSE: The Company respectfully advises the Staff that it does not believe that its reliance on outsourcing arrangements is a material risk and has revised its disclosure in Amendment No. 1 on page 14 accordingly. Additionally, the Company has considered Item 601(b)(10) of Regulation S-K and does not believe its current manufacturing and supply agreements are material contracts as defined in Item 601(b)(10) of Regulation S-K. These agreements were made in the ordinary course of business and are not material to the Company. Additionally, the Company does not believe it is substantially dependent on any of these agreements because it believes it could replace each of these agreements without significant delay, cost or risk.

"If we fail to attract and retain…," page 16

15.
Please expand the discussion to state the extent to which you have employment agreements with the management, clinical and scientific personnel upon whom you are dependent.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 17 in response to the Staff's comment.

16.
To the extent that you have experienced problems attracting and retaining qualified employees in the recent past, please revise the discussion to describe these problems.

  RESPONSE: The Company respectfully advises the Staff that it has not experienced problems attracting and retaining qualified employees in the recent past and therefore it has not revised its disclosure.

"If we engage in an acquisition or business combination…," page 16

17.
Please expand the discussion to clarify whether you are currently considering such a transaction. We may have additional comments.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 18 in response to the Staff's comment.

"Any termination or suspension of, or delays in the commencement…," page 17

18.
We note that one of the factors you cite that may delay the commencement and rate of completion of clinical testing is "subjects experiencing severe or unexpected drug-related adverse effects." If you have identified any safety issues, please revise your disclosure to include an additional risk factor to address the safety issues you have encountered to date in preclinical studies and clinical trials.

  RESPONSE: The Company respectfully advises the Staff that it has not identified any safety issues related to its product candidates to date that it believes could delay the commencement and rate of completion of its clinical testing and therefore it has not revised its disclosure.

"If product liability lawsuits are brought against us…," page 22

19.
We note you currently carry product liability insurance and the extent of such coverage. Please disclose the cost of such coverage, if material.

  RESPONSE: The Company respectfully advises the Staff that the annual premium for its product liability insurance coverage is less than $30,000, which the Company does not believe is material in amount. Therefore, the Company has not revised its disclosure.

"If we fail to obtain the capital necessary to fund our operations…," page 26

20.
Please expand the discussion to clarify the extent to which the proceeds of the offering will satisfy your capital requirements. To the extent practicable, please disclose the amount of additional funds you need to develop and commercialize your product candidates and provide an estimate of your monthly cash burn rate over the next 12 months.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 28 in response to the Staff's comment regarding the Company's capital requirements. For the reasons listed on pages 27-28 and page 47 of Amendment No. 1, the Company does not believe it is practicable to disclose the additional funds it will need to develop and commercialize its product candidates. Additionally, the Company respectfully advises the Staff it does not believe that an estimate of the monthly cash burn rate over the next 12 months is material to an investment decision since the Company has disclosed its expectation to be able to fund its operations for 30 months following the completion of the offering.

Use of Proceeds, page 33

21.
Please clarify whether you anticipate the amount allocated to the ulimorelin Phase 3 and TZP-102 Phase 2b clinical trials is sufficient to complete the Phase 3 and Phase 2b trials, respectively.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 35 in response to the Staff's comment.

22.
If you expect to use a significant portion of the proceeds reflected in bullet 3 to continue the development of ulimorelin and TZP-102, please disclose the amounts you expect to use for these purposes separately and disclose the stage of development for each product you expect to achieve using these proceeds.

  RESPONSE: The Company respectfully advises the Staff that it currently expects the significant majority of the proceeds from this offering to be allocated to bullets 1 and 2 and acknowledges to the Staff that those amounts will be disclosed in the final prospectus. Although some of the proceeds reflected in bullet 3 may be used to continue development of ulimorelin and TZP-102, the Company does not believe those amounts are a significant portion of (i) proceeds from this offering or (ii) the proceeds reflected in bullet 3. The Company respectfully advises the Staff that in the event the anticipated proceeds of the offering exceed the Company's current expectations, the Company may allocate a portion of the proceeds to the costs associated with the additional clinical development and commercialization of ulimorelin and for additional clinical development of TZP-102, in which case the Company will revise its disclosure in the final prospectus accordingly.

Strategic Partnerships, page 42

23.
Please expand the discussion of the Norgine "tiered double-digit percentage royalties" to define the "tiers" and provide a range within ten percent for each tier. Alternatively, provide the low point of the lowest tier, the high point of the highest tier, disclose how many tiers there are and whether the movement from one tier to the next is based on lapse of time or achievement of sales based milestones.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on pages 44 and 76 in response to the Staff's comment.

24.
Please expand the discussion of the BMS agreement to disclose the aggregate amount of sales milestone payments you may receive.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on pages 44 and 77 in response to the Staff's comment.

25.
Please expand the discussion concerning the Open Biosystems, Inc. agreement to quantify the royalty provisions to provide a range within ten percent or a general discussion such as single digits, mid teens, etc.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 45 in response to the Staff's comment.

26.
We note the agreement with Open Biosystems is described in this section and in the notes to the financial statements, however the agreements has not been filed as exhibit to the Form S-1. Please file this agreement as an exhibit or provide us with an analysis supporting your determination that the agreements are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

  RESPONSE: The Company respectfully advises the Staff that it has considered Item 601(b)(10) of Regulation S-K and does not believe the agreement with Open Biosystems is a material contract as defined in Item 601(b)(10) of Regulation S-K. This agreement is not a material contract because royalties received under this agreement are not material in amount and the agreement involves a license by the Company of certain technology that is unrelated to its present business. The royalties received under this agreement represented 3.1% of our revenue for the nine months ended September 30, 2010. As discussed on page 45 of Amendment No. 1, the annual minimum royalty payments under this agreement expire in 2010, and, accordingly, the Company expects the amount of royalties received under this agreement will decrease in future periods both in terms of total dollars received and as a percentage of revenue.

Management's Discussion and Analysis of Financial Condition and Results of Operations Financial Operations Overview

Research and Development, page 44

27.
Please disclose the costs incurred to date for each project. If historical data is not maintained, please disclose that fact and quantify the information from the point the data was available.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 46 in response to the Staff's comment.

Business Overview, page 58

28.
Please expand the disclosure to include a discussion of the development of your business for at least the past five years.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 88 in response to the Staff's comment.

29.
Please revise your disclosure in the business section to attribute the below statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimates or conclusions, please explain how you arrived at those estimates or conclusions and disclose any third-parry sources upon which you relied.

•
Page 60: "We estimate worldwide sales of GI drugs to be worth $49.9 billion in 2008. Sales in the United States of $18.8 billion represented 38% of this market, the largest percentage by value."

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 62 in response to the Staff's comment. For support of the sale figures, the Company refers the Staff to the materials the Company is supplementally delivering to the Staff.

  •
  Page 62: "In one study, it was reported that 29% of gastroparesis cases were found in association with diabetes, 13% developed as a complication of surgery and 36% were due to unknown causes.

    As the incidence of diabetes rises worldwide, the prevalence of gastroparesis is expected to rise correspondingly."

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 64 in response to the Staff's comment. For support of these figures, the Company refers the Staff to the materials the Company is supplementally delivering to the Staff.

  •
  Page 62: "Delayed gastric emptying is common, occurring in approximately 50% of mechanically ventilated critically ill patients. GI dysfunction also occurs in approximately 80% of patients with burn injuries, 80% of patients with increased intracranial pressure after head injury, 70% of multi-trauma patients, 60% of patients with sepsis, 33% of patients with respiratory failure and 30% of patients with cardiac injury."

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 64 in response to the Staff's comment. For support of the figures, the Company refers the Staff to the materials the Company is supplementally delivering to the Staff.

  •
  Page 63: "Even with this limitation, we estimate that approximately 958 extended million units of various formulations of metoclopramide were sold in 2008."

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 65 in response to the Staff's comment. For support of the sale figures, the Company refers the Staff to the materials the Company is supplementally delivering to the Staff.

The Gastrointestinal Market, page 60

30.
Please expand the disclosure to provide the title of the retrospective review and the date of publication. Similarly, revise the following sections;

•
"Postoperative Ileus" to provide the title of the retrospective review and the date of publication;

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 63 in response to the Staff's comment. For support of the reference, the Company refers the Staff to the materials the Company is supplementally delivering to the Staff.

  •
  "Gastroparesis" to provide the title of the American Motility Society Task Force study or report and the date of publication; and

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 64 in response to the Staff's comment. For support of the reference, the Company refers the Staff to the materials the Company is supplementally delivering to the Staff.

  •
  "Gastric Stasis in Critical Care" to provide the title of the Society for Critical Care Medicine publication that is the source for the information provided and the date of publication.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 64 in response to the Staff's comment. For support of the reference,

  the Company refers the Staff to the materials the Company is supplementally delivering to the Staff.

Limitations of Current and Historical Promotility Treatments, page 62

31.
Please expand the disclosure to provide the source for the sales of Propulsid and Zelnorm.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on pages 64-65 in response to the Staff's comment. For support of the sale figures, the Company refers the Staff to the materials the Company is supplementally delivering to the Staff.

Ghrelin, page 63

32.
Please expand the discussion to explain the advantages and disadvantages of the mechanism of action of your candidates compared to the mechanisms of products that target serotonin and dopamine receptors.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 66 in response to the Staff's comment.

Clinical Overview, page 64

33.
Please expand the discussion in this section and the similar section beginning on page 68 to indicate when the various trials you describe were completed.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on pages 67 and 71 in response to the Staff's comment.

Our Technology, page 72

34.
Please identify "our founder."

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 75 to remove the reference to "our founder" as the Company does not believe the identity of such person is material.

35.
Please balance the discussion of the advantages of MATCH with a discussion of any disadvantages relative to traditional methods of drug discovery.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 76 in response to the Staff's comment.

Management, page 85

36.
Please state when Dr. Garg became a director.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 89 in response to the Staff's comment.

37.
Please expand the discussion of Mr. Johnson's background to clarify whether he served as group chairman of Johnson & Johnson's Worldwide Pharmaceuticals unit from 2005 to August 2007.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 90 in response to the Staff's comment.

38.
We note the statement that Mr. Corcoran "is the former President, Chief Executive Officer and a director of MethylGene, Inc." Please expand the discussion to clarify his specific work experience for the past five years, including applicable dates.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 91 in response to the Staff's comment.

Principal Stockholders, page 116

39.
Please revise the footnotes to disclose the natural person(s) with voting and/or investment power over the shares held by BDC Capital, Inc., entities affiliated with Desjardins Venture Capital, HIG Ventures, Quaker Bio Ventures, and entities affiliated with Thomas, McNerney and Partners, respectively.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on pages 121-122 in response to the Staff's comment.

Financial Statements

Notes To Consolidated Financial Statements

7. Notes Payable and Other Liabilities, page F-21

40.
Your disclosure here and in Note 12, Subsequent Events (page F-34) indicate you have issued warrants in connection with the issuance of various Notes Payable. It appears you used the proceeds from the loan agreement closed on October 1, 2010 to pay the Notes referred to here. We have the following comments:

•
Your Warrant Exhibits 4.3, 4.4 and 4.5 for the notes described above discuss that the warrants are subject to adjustment under the occurrence of certain events. Please explain to us how you considered the guidance under ASC 815-40-55 (example 8 of EITF 07-5) in not accounting for these warrants as liabilities.

  RESPONSE: The Company respectfully advises the Staff that it considered ASC 815-40 Contracts in Entity's Own Equity (formerly EITF 07-5) when evaluating the accounting treatment for the warrants issued in connection with the debt instruments in December 2008 ("2008 warrants") as of the required adoption date of January 1, 2009 and as of October 1, 2010 for the warrants issued in connection with the debt instruments in October 2010 ("2010 warrants"). At the time of this evaluation, the Company concluded that the 2008 warrants met the criteria for classification as equity and the 2010 warrants met the criteria for classification as a liability. In response to the Staff's comment, the Company reevaluated the accounting treatment of the 2008 warrants and the 2010 warrants and concluded that (i) the 2008 warrants were properly classified as equity as of July 1, 2009, but should have been classified as a liability from January 1, 2009 until June 30, 2009 and (ii) the 2010 warrants were properly determined to meet the criteria for classification as a liability. The adjustments necessary to properly record the 2008 warrants as a liability on

  January 1, 2009 and mark to fair value through June 30, 2009 would result in a net gain of approximately $3,000 in the statement of operations. As a result, the Company respectfully advises the Staff that these adjustments related to the 2008 warrants are not material and do not require the Company to record them in its financial statements. A summary of our analysis is below:

  As part of the Company's assessment, it first considered if the 2008 and 2010 warrants met the definition of a derivative in accordance with ASC 815-10-15 and determined that because both warrant agreements provide for a net share settlement feature, the warrants meet the definition of a derivative and are subject to evaluation under the derivative guidance. The Company then evaluated the warrants under steps 1 and 2 of ASC 815-40-15-7 (including consideration of example 8 of EITF 07-5, which is the same as example 9 of ASC 815-50-55-33) to determine if the warrants met the scope exception of being indexed to the Company's own stock. Under step 1 of this evaluation of the warrants' exercise contingencies, the Company noted that the exercise contingencies are based on future events including a qualified financing event, an IPO, an acquisition, an equity financing that is not a qualified financing, or for the 2008 warrants a future date (June 30, 2009). As the exercise contingencies for these warrants are not based on an observable market or an observable index, step 1 does not preclude the warrants from being considered indexed to the Company's own stock. However, in the step 2 evaluation of the settlement provisions, the Company noted that the shares to be purchased and exercise prices of the warrants were subject to variability and were based on calculations in the agreements that are dependent on the aforementioned future events, and the settlement amounts would not equal the difference between the fair value of a fixed number of the Company's shares and at a fixed strike price at the initial date of issuance. As a result, the warrants were not considered indexed to the Company's own stock at the date of issuance and did not qualify for the related scope exception within ASC 815-40-15-7 as of January 1, 2009 (the initial adoption date of EITF 07-05) for the 2008 warrants and as of October 1, 2010 for the 2010 warrants. Therefore the 2008 and 2010 warrants were determined to meet the criteria for an initial classification of liabilities as of those dates.

  On July 1, 2009, the aforementioned exercise contingency was resolved and the 2008 warrants became exercisable for Series A preferred stock at an exercise price of $1.00 per share. The Company reevaluated the 2008 warrants as of July 1, 2009 under the ASC 815-40-15-7 guidance. Due to the fact that both the shares to be purchased and exercise prices were now fixed, the 2008 warrants met the scope exception on July 1, 2009 as they were determined to be indexed to the Company's own stock. The Company then evaluated the provisions of ASC 815-40-25 and determined that the 2008 warrants met the criteria for equity classification as the warrants require net share settlement or physical settlement and there are no terms within the warrant agreements that would require or permit net cash settlement (by either the holder or the Company). As a result, the 2008 warrants were determined to meet the criteria for equity classification as of July 1, 2009 and for each subsequent reporting period. The 2008 warrants had a fair value of approximately $87,000 at January 1, 2009 and $84,000 at July 1, 2009

  •
  Please tell us your expected accounting treatment for recording the warrants issued on October 1, 2010.

  RESPONSE: As noted above, upon evaluation of the 2010 warrants under steps 1 and 2 of ASC 815-40-15-7 (including consideration of example 8 of EITF 07-5, is the same as example 9 of

  ASC 815-50-55-33), the Company determined that the 2010 warrants did not meet the scope exception as of October 1, 2010. As a result, the Company is in the process of determining the fair value of the 2010 warrants and will account for these warrants as a liability beginning on October 1, 2010 initially at fair value and subsequently marked to fair value through earnings as well as related discount which will be amortized through interest expense. The Company will also continue to evaluate the provisions of ASC 815 as it relates to the 2010 warrants should any of the future events occur that could trigger a reclassification from a liability to equity. The Company respectively advises the Staff that it has revised its disclosure in Amendment No. 1 to Form S-1 (p. F-34) in response to the Staff's comment.

9. Equity Transactions, page F-28

41.
We may have comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. In addition, please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of your recent stock sales.

  RESPONSE: The Company confirms to the Staff its understanding that (i) the Staff may have comments on the Company's accounting for stock compensation and related disclosure once the Company has disclosed an estimated offering price and (ii) quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of the Company's recent stock sales must be included in the Company's prospectus when the estimated offering price is available.

        If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,
/s/ JOSEPH C. THEIS, JR.
Joseph C. Theis, Jr.

Enclosures

cc:
Vipin K. Garg, Ph.D., Tranzyme, Inc.
Richard I. Eisenstadt, Tranzyme, Inc.
Mitchell S. Bloom, Goodwin Procter LLP